UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Dolan Media Company
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
25659P402
(CUSIP Number)
June 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659P402

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,332,546

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,332,546

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,332,546

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
** SEE ITEM 4(b).

CUSIP No.	25659P402

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,332,546

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,332,546

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,332,546

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** SEE ITEM 4(b).

CUSIP No.	25659P402

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		595,459

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		595,459

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	595,459

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

SCHEDULE 13G/A
This Amendment No. 4 (this “Amendment”) to Schedule 13G, as most recently amended by Amendment No. 3 filed on February 17, 2009 (the “Schedule 13G”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dolan Media Company, a Delaware corporation (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), and Eric Semler the principal of TCS GP.
This Amendment is being filed to report that the Reporting Persons no longer beneficially own more than five percent of the Issuer’s Common Stock and amends and restates Items 4 and 5 of the Schedule 13G as follows:
Item 4	Ownership.
(a)
TCS GP (as the general partner of TCS Offshore, TCS Capital II and TCS Capital) and Eric Semler (as the principal of TCS GP) are the beneficial owners of 1,332,546 shares of Common Stock. TCS Offshore is the beneficial owner of 595,459 shares of Common Stock.

(b)
TCS GP and Eric Semler are the beneficial owners of 4.4% of the outstanding shares of Common Stock. TCS Offshore is the beneficial owner of 2.0% of the outstanding shares of Common Stock. The denominator for calculating these percentages is 29,950,583, the number of shares of Common Stock issued and outstanding as of May 4, 2009, as reported in the Issuer’s Form 10-Q filed on May 6, 2009.

(c)
As the general partner of TCS Offshore, TCS Capital II and TCS Capital, TCS GP has the sole power to vote and dispose of the 1,332,546 shares of Common Stock beneficially owned by it. As the principal of TCS GP, Eric Semler has the sole power to vote and dispose of the 1,332,546 shares of Common Stock beneficially owned by him. As the direct owner, TCS Offshore has the sole power to vote and dispose of the 595,459 shares of Common Stock it holds.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 9, 2009

TCS Capital GP, LLC
By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Investments, L.P.
By:	TCS Capital GP, LLC,
its general partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler